UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Virage Logic Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92763R104

(CUSIP Number)

Ellyn Roberts, Esq.
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111
Telephone: (415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Crosslink Capital, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,000,156
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,000,156

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,156

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 8.6%

14. Type of Reporting Person (See Instructions) CO, IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Crossover Fund IV Management, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 999,217
9. Sole Dispositive Power 0
10. Shared Dispositive Power 999,217

11. Aggregate Amount Beneficially Owned by Each Reporting Person 999,217

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 4.3%

14. Type of Reporting Person (See Instructions) OO, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Crossover Fund III Management, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 204,966
9. Sole Dispositive Power 0
10. Shared Dispositive Power 204,966

11. Aggregate Amount Beneficially Owned by Each Reporting Person 204,966

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0.9%

14. Type of Reporting Person (See Instructions) OO, IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Crosslink Omega III Holdings, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 664,373
9. Sole Dispositive Power 0
10. Shared Dispositive Power 664,373

11. Aggregate Amount Beneficially Owned by Each Reporting Person 664,373

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 2.9%

14. Type of Reporting Person (See Instructions) OO, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Crossover Investment Management, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 25,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 25,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 25,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0.1%

14. Type of Reporting Person (See Instructions) OO, IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Delta Growth Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 16,600
9. Sole Dispositive Power 0
10. Shared Dispositive Power 16,600

11. Aggregate Amount Beneficially Owned by Each Reporting Person 16,600

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0.1%

14. Type of Reporting Person (See Instructions) OO, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Michael J. Stark

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) NA (Shares over which Mr. Stark has sole voting and dispositive power were distributed to him by an investment fund in a distribution to all of the fund's limited partners for no consideration.)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,367
8. Shared Voting Power 2,000,156
9. Sole Dispositive Power 6,367
10. Shared Dispositive Power 2,000,156

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,006,523

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 8.7%

14. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Seymour F. Kaufman

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) NA (Shares over which Mr. Kaufman has sole voting and dispositive power were distributed to him by an investment fund in a distribution to all of the fund's limited partners for no consideration.)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 5,049
8. Shared Voting Power 2,000,156
9. Sole Dispositive Power 5,049
10. Shared Dispositive Power 2,000,156

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,005,205

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 8.7%

14. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Daniel John Dunn

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) NA (Shares over which Mr. Dunn has sole voting and dispositive power were distributed to him by an investment fund in a distribution to all of the fund's limited partners for no consideration.)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 658
8. Shared Voting Power 1,229,183
9. Sole Dispositive Power 658
10. Shared Dispositive Power 1,229,183

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,229,841

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 5.3%

14. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Thomas Edward Bliska

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) NA (Shares over which Mr. Bliska has sole voting and dispositive power were distributed to him by an investment fund in a distribution to all of the fund's limited partners for no consideration.)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 842
8. Shared Voting Power 1,229,183
9. Sole Dispositive Power 842
10. Shared Dispositive Power 1,229,183

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,230,025

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 5.3%

14. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Charles Finnie

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 999,217
9. Sole Dispositive Power 0
10. Shared Dispositive Power 999,217

11. Aggregate Amount Beneficially Owned by Each Reporting Person 999,217

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 4.3%

14. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

James Feuille

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 664,373
9. Sole Dispositive Power 0
10. Shared Dispositive Power 664,373

11. Aggregate Amount Beneficially Owned by Each Reporting Person 664,373

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 2.9%

14. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

David I. Epstein

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 664,373
9. Sole Dispositive Power 0
10. Shared Dispositive Power 664,373

11. Aggregate Amount Beneficially Owned by Each Reporting Person 664,373

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 2.9%

14. Type of Reporting Person (See Instructions) IN, HC

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Virage Logic Corporation (the "Issuer"). The principal executive office of the Issuer is located at 47100 Bayside Parkway, Fremont, CA 94538.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Crosslink Capital, Inc. ("Crosslink"), Crossover Fund IV Management, L.L.C. ("Crossover IV Management"), Crossover Fund III Management, L.L.C. ("Crossover III Management"), Crosslink Omega III Holdings, L.L.C. ("Omega III Holdings"), Crossover Investment Management, L.L.C. ("Crossover Investment Management"), Delta Growth Management, LLC ("Delta Growth"), Michael J. Stark, Seymour F. Kaufman, Daniel John Dunn, Thomas Edward Bliska, Charles Finnie, James Feuille and David I. Epstein (collectively, the "Filers").

(b) The business address of the Filers is:

Two Embarcadero Center, Suite 2200, San Francisco, CA 94111.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Crosslink is the investment adviser to investment funds of which Crossover III Management, Crossover IV Management, Crossover Investment Management, Omega III Holdings or Delta Growth, each an affiliate of Crosslink, is the general partner, manager or holder of Class B Units. Mr. Stark and Mr. Kaufman are control persons of Crosslink. Mr. Stark, Mr. Kaufman, Mr. Bliska, Mr. Dunn and Mr. Finnie are control persons of Crossover IV Management. Mr. Stark, Mr. Kaufman, Mr. Dunn and Mr. Bliska are control persons of Crossover III Management and Crossover Investment Management. Mr. Stark, Mr. Kaufman, Mr. Feuille and Mr. Epstein are control persons of Omega III Holdings. Mr. Stark is a control person of Delta Growth and a director of the Issuer.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount

Crosslink	AF(1)	$10,116,361
Crossover IV Management	AF(1)	$4,676,366
Crossover III Management	AF(1)	$1,210,915
Omega III Holdings	AF(1)	$3,700,066
Crossover Investment Management	AF(1)	$387,250
Delta Growth	AF(1)	$141,764

(1) Purchases were made by investment funds to which Crosslink is the investment adviser and to which Crossover IV Management, Crossover III Management, Omega III Holdings, Crossover Investment Management or Delta Growth is the general partner, manager or holder of Class B Units. The amount shown for Crosslink includes Crossover IV Management, Crossover III Management, Omega III Holdings, Crossover Investment Management and Delta Growth.

Item 4. Purpose of Transaction

None of the Filers has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of advisory clients of Crosslink, Crossover III Management or Crossover Investment Management for the purpose of investment. Other than as described herein, none of the Filers has any present plans or proposals which relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D. Michael J. Stark is a member of the board of directors of the Issuer. As such, Mr. Stark considers and votes on, and may discuss with other members of such board or stockholders, matters that may come or have come before the board. Mr. Stark reserves all rights of a member of the board of directors.

Crosslink, Crossover III Management or Crossover Investment Management may decide to purchase at any time or times on behalf of its advisory clients additional shares of Stock or other securities of the Issuer. Each of them also may at any time or times cause its advisory clients to dispose of any or all securities of the Issuer in any lawful manner. Their advisory clients reserve all of their rights as stockholders of the Issuer and may exercise those rights in any manner that they or Crosslink, Crossover III Management or Crossover Investment Management consider to be in the interests of such clients.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected no transactions in the Stock in the 60 days before date on cover page.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Crosslink is the investment adviser to investment funds pursuant to an investment management agreement for each fund that provides to Crosslink the authority, among other things, to invest the funds of such investment funds in the Stock, to vote and dispose of the Stock and to file this statement on behalf of such investment funds. Pursuant to an Agreement of Limited Partnership, Crossover III Management is entitled to allocations based on realized and unrealized gains of Crossover III. Crossover III Management, Omega III Holdings, Crossover Investment Management and Delta Growth are entitled to allocations based on realized and unrealized gains of investment funds of which they are the general partner, manager or holder of Class B Units.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2007
Crosslink Capital, Inc. By: /s/ Michael J. Stark, President	Crossover Fund IV Management, L.L.C. By: /s/ Michael J. Stark, Manager
Crossover Fund III Management, L.L.C. By: /s/ Michael J. Stark, Managing Director	Crosslink Omega III Holdings, L.L.C. By: /s/ Michael J. Stark, Manager
Crossover Investment Management, L.L.C. By: /s/ Michael J. Stark, Manager	Delta Growth Management, LLC By: /s/ Michael J. Stark, Managing Director
/s/ Michael J. Stark	/s/ Seymour F. Kaufman
/s/ Daniel John Dunn	/s/ Thomas Edward Bliska
/s/ Charles Finnie	/s/ James Feuille
/s/ David I. Epstein

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